DRAFT RELEASE

                     TTI Telecom Introduces Netrac Studio 3
        OSS implementation environment to simplify network management and accelerates time to support new services and network technologies

Rosh Ha'ayin, Israel, May 12, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today the launch of their Netrac Studio 3, giving network operators a single platform providing centralized control over the entire process and life cycle of data collection and processing for service assurance. The Studio merges the functionality of Mediation, Fault, Performance, and Service management under a single interface

The Studio enables operators to leverage the robust capabilities from across TTI Telecom's Mediation, Fault, Performance and Service management tools, all from within a centralized platform, improving efficiency and flexibility in network operations supporting Fixed and Mobile networks combining legacy and NGN technologies.

TTI Telecom's Netrac Studio improves OSS usability, giving operators a quick and easy method of adjusting systems and data libraries according to the particular needs of each operator and network landscape. This level of flexibility allows operators to more rapidly deploy new services and network technologies and easily update and upgrade their management system according to network changes with a vendor-neutral and protocol-neutral platform. Netrac Studio is an evolution of the mediation studio announced by TTI in 2005 and brings operators a higher level of efficiency, automation and life cycle management for fault, performance and service management libraries and implementations. The studio includes specialized service assurance libraries development environment, dedicated integrated project layer for additional customizations, cross application SNMP wizards for rapid implementations and more.

"Our Netrac Studio is going to make network management a lot easier, especially among NGN operators who need high flexibility and ability to react quickly and introduce new services and technologies faster than ever," commented Shachar Ebel, CTO at TTI Telecom. "Our customers have the challenging task of managing converging networks, and are looking for tools to shorten the cycle of introducing new services while management systems are becoming a key factor in their successful launch. Netrac Studio addresses these challenges, while helping to consolidate the numerous management applications in converged NOCs, lowering the life cycle cost for a direct impact on the organization's bottom line."

TTI Telecom will be showcasing Netrac Studio along with its full line of service management OSS at the TMF Management World exhibition in Nice, May 19-22 2008. To schedule an executive briefing or product demonstration, please contact Dvora Madmon at dvoram@tti-telecom.com.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------

Media Contacts:   Michael Horowitz                   Yaron Eisenstein
                  NCSM, Strategic Marketing          Marketing Director
                  mike@ncsm.co.il                    TTI Telecom
                  -------------------                info@tti-telecom.com
                  Tel: +972-2-563-7527               --------------------
                                                     www.tti-telecom.com
                                                     --------------------
                                                     Tel: +972-3-926-9700
                                                     Fax: +972-3-922-1249